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MAR 04 2016
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York, NY 10281-1008
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tony Oh (303) 768-1363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1225 Seventeenth Street, Suite 800, Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tony Oh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BROOKE BELFIORE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084023723
MY COMMISSION EXPIRES JULY 17, 2016

Notary Public

Signature

Treasurer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition and Exemption Report

December 31, 2015

(With Reports of Independent Registered Public Accounting Firm)

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Table of Contents

(Confidential)

Report of Independent Registered Public Accounting Firm

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Denver, Colorado
February 5, 2016

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2015

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	259,179
Cash segregated under federal regulations		21,078
Accounts receivable:		
Mutual fund subscriptions from brôker/dealers		280,147
Redemptions from mutual funds		513,514
Distribution and service plan fee receivable		25,182
Intercompany service arrangement receivable		4,436
Other		335
Other assets		3,524
Income tax receivable		20,394
Net deferred tax asset		25,892
Deferred sales commissions		19,881
Total assets	$	1,173,562
Liabilities and Shareholder's Equity		
Liabilities:		
Subscriptions payable to mutual funds	$	301,185
Redemptions from mutual funds payable to broker/dealers		513,847
Distribution and service plan fee payable		81,644
Accounts payable and accrued expenses		36,790
Accrued compensation		44,181
Intercompany service arrangement payable		28,870
Deferred compensation arrangements		47,068
Total liabilities		1,053,585
Shareholder's equity:		
Total shareholder's equity		119,977
Total liabilities and shareholder's equity	$	1,173,562

See accompanying notes to statement of financial condition.

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Notes to Statement of Financial Condition

December 31, 2015

(Dollars in thousands)

(1) The Company and Its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company or OFDI), a New York corporation, distributes registered investment companies (hereafter referred to as mutual funds), for the OppenheimerFunds mutual fund family. The Company is a wholly owned subsidiary of OppenheimerFunds, Inc. (OFI or Parent), which is a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is ultimately controlled by Massachusetts Mutual Life Insurance Company (Mass Mutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash and cash equivalents.

(b) Cash Segregated under Federal Regulations

Cash segregated under federal regulations represents cash received for mutual fund subscriptions and redemptions that have not settled as of the date of the statement of financial condition. The cash is segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

(c) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized over the estimated period in which they will be recovered from distribution and service plan fees and/or contingent deferred sales charges, ranging over 12 months to 6 years, depending on share class. Contingent deferred sales charges received from early withdrawal reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2015. In 2012, the Company stopped offering class B shares, which originally had a 6 year amortization period, for new purchases. As of December 31, 2014, the class B shares have a maximum of approximately two and a half years of amortization period remaining.

(d) Income Taxes

Income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax assets and liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities.

The Company is included in a consolidated U.S. federal income tax return with Mass Mutual and Mass Mutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, Mass Mutual, and Mass Mutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined

federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

(e) Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, and accounts receivable and payable. The carrying values of the Company's cash equivalents and accounts receivable and payable approximate their fair values due to their short-term nature.

(f) Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Mutual Fund Subscriptions and Redemptions

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are placed by the originating broker/dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares.

When broker/dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating broker/dealers.

(3) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2015:

(a) Officers and Directors of the Company and Shareholders of OAC

Several officers and directors of the Company are shareholders of OAC while also serving as officers and directors of affiliates or the mutual funds distributed by the Company.

(b) Intercompany Service Arrangements

The Company provides marketing and related services to OFI and an affiliate, OFI SteelPath, Inc. In consideration for the services provided by the Company, OFI and OFI SteelPath, Inc.

(Dollars in thousands)

pay a portion of their investment advisory fees to the Company. The balance receivable related to this agreement is $4,436 at December 31, 2015.

The Company has entered into an expense sharing agreement with an affiliate, OFI Global Asset Management, Inc. (OFI Global). OFI Global provides administrative support services, office space, and other services to the Company. OFI Global allocates a proportional share of the cost of the services to the Company based upon its use of the services. The balance payable related to this agreement is $5,849 at December 31, 2015.

The Company also reimburses OFI Global for paying certain expenses such as payroll and vendor payments on behalf of the Company. At December 31, 2014, the Company has a payable to OFI Global in the amount of $22,980 related to such expenses.

Shareholder Services, Inc., an affiliate, is the transfer agent for the OppenheimerFunds mutual fund family and provides services to the Company. The balance payable related to this agreement is $41 at December 31, 2015.

(c) Revenue Sharing and Servicing Arrangements

The Company makes payments to affiliates of Mass Mutual for certain revenue sharing and servicing arrangements. The balance payable related to this agreement is $2,864 at December 31, 2015 and is included in accounts payable and accrued expenses.

(d) Distribution and Service Plan Fees

The Company makes payments to affiliates of Mass Mutual for their sales of mutual funds. These payments are made pursuant to Rule 12b-1 plans adopted by the respective funds, are based upon rates set under the plans, and are based on total assets invested by the affiliate's customers. The balance payable is $2,781 at December 31, 2015 and is included in distribution and service plan fee payable.

(Dollars in thousands)

(4) Income Tax Benefit

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2015 are as follows:

Deferred tax assets (by type):		
Share-based payment arrangements	$	7,472
State net operating losses		15,078
Deferred compensation arrangements		17,554
		40,104
Less valuation allowance		91
Gross deferred tax assets		40,013
Deferred tax liabilities (by type):		
Deferred sales commissions		7,415
Other		6,706
Gross deferred tax liabilities		14,121
Net deferred tax asset	$	25,892
Deferred taxed (by jurisdiction):		
Net deferred tax assets (State)	$	16,541
Net deferred tax assets (Federal)		9,351
Net deferred tax asset	$	25,892

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income resulting from the recent business restructuring, and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized. The total valuation allowance as of December 31, 2015 of $91 is the amount attributable to state net operating losses.

As of December 31, 2015, $5,141 was receivable for state income taxes. As of the same date, $15,253 was receivable from Mass Mutual for consolidated federal income taxes.

The Company recognizes accrued interest and penalties related to the liability for uncertain tax positions as a component of the provision for income taxes. As of December 31, 2015, the

(Dollars in thousands)

Company's receivable for interest and penalties was $74, and $53 of interest and penalties benefit was recorded in earnings for the year ended December 31, 2015.

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities, and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years 2011 and later remain open to U.S. federal income tax examination, tax years after 2008 remain open to income tax examination in New York State, and tax years after 1996 remain open to income tax examination in Colorado.

(5) Employee Benefit Plans

OFI Global has a 401(k) Retirement Savings Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. After one year of service, the Plan provides for company matching contributions and provides for discretionary contributions subject to plan and statutory limits.

In addition, employees of the Company participate in OFI Global's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using returns on mutual funds in the OppenheimerFunds family. At December 31, 2015, deferred compensation payable was $47,068.

(6) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph (a)(1)(ii) of the Rule. Under this method, minimum capital is $250. At December 31, 2015, the Company had net capital of $34,105 that exceeded requirements by $33,855.

(Dollars in thousands)

(7) Litigation

In 2009, several lawsuits were filed as putative class actions and later consolidated before the U.S. District Court for the District of Colorado in connection with the investment performance of Oppenheimer Rochester California Municipal Fund, a fund advised by OFI and distributed by its subsidiary OFDI (the California Fund Suit). The plaintiffs in the California Fund Suit raise claims against OFI, OFDI and certain present and former trustees and officers of the fund under federal securities laws and allege, among other things, the disclosure documents of the fund contained misrepresentations and omissions, that the investment policies of the fund were not followed, and that the fund and the other defendants violated federal securities laws and regulations and certain state laws. Plaintiffs in the California Fund Suit filed an amended complaint and defendants filed a motion to dismiss. In 2011, the court issued an order which granted in part and denied in part the defendants' motion to dismiss. In 2012, plaintiffs filed a motion, which defendants opposed, to certify a class and appoint class representatives and class counsel. In March 2015, the court granted plaintiffs' class certification motion. In May 2015, the U.S. Court of Appeals for the Tenth Circuit issued an order vacating the district court's class certification order and remanded the matter to the district court for further proceedings. The district court subsequently held an evidentiary hearing on July 21 and 22, 2015 to determine whether class certification is appropriate in the California Fund Suit. In October 2015, the district court reaffirmed its order and determined that the suit will proceed as a class action. In December 2015, the Tenth Circuit denied defendants' petition to appeal the district court's reaffirmed class certification order. OFI and OFDI believe that the California Fund Suit is without merit; that it is premature to render any opinion as to the likelihood of an outcome unfavorable to them in the California Fund Suit; and that no estimate can yet be made as to the amount or range of any potential loss.

OFDI is involved in various other legal proceedings and regulatory matters that arise in the ordinary course of its business. In connection with informal and formal inquiries, examinations and investigations by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulators, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities. In the opinion of management, after consultation with legal counsel, the resolution of those proceedings and regulatory matters should not have a material adverse effect on OFDI's financial position.

(8) Subsequent Events

The Company evaluated subsequent events through February 5, 2016, which is the date the financial statement was available to be issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statement.

Appendix I – Exemption Report

Report of Independent Registered Public Accounting Firm

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have reviewed management's statements, included in the accompanying OppenheimerFunds Distributor Inc. Exemption Report (the Exemption Report), in which (1) OppenheimerFunds Distributor, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

KPMG LLP

Denver, Colorado
February 5, 2016

OppenheimerFunds Distributor Inc. Exemption Report

OppenheimerFunds Distributor Inc. (the "Company" or "OFDI") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2015 from January 1, 2015 to December 31, 2015 except as described below:

Approximate Date	Nature
July 7, 2015	Prompt transmission – OFDI failed to promptly transmit customer funds from OFDI's customer bank accounts to mutual funds custody bank accounts by the 12:00 PM MDT deadline on July 7, 2015. The exception occurred because OFDI entered the incorrect date in the wire instructions given to the bank. The error was identified but could not be corrected before the deadline. The error was corrected and funds were wired at 1:15pm MDT on July 7, 2015.

OppenheimerFunds Distributor, Inc.

February 5, 2016